March 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”) Registration Statement on Form N-14 (TBLU/TPYP) File No. 333-285062

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on March 24, 2025 with respect to the Registrant’s Registration Statement on Form N-14 filed on February 19, 2025 (the “Registration Statement”) and Registrant’s letter filed on March 21, 2025 in response to the staff’s comments on the Registration Statement (the “Original Response Letter”). Defined terms have the meaning set forth in the Registration Statement.

1.	Comment: With reference to Comment No. 11 and Registrant’s related response in the Original Response Letter, which relate to modifications of the Acquiring Fund’s 80% policy and other investments (i.e., investments that do not meet the 80% policy), the staff may have further comments in the Form N-1A on file for the Acquiring Fund

Response: The Registrant acknowledges the staff’s comment.

2.	Comment: With reference to Comment No. 17 and Registrant’s related response in the Original Response Letter, please confirm whether the reference to administrative efficiencies remains as a factor presented as part of the Adviser’s recommendation and, if so, please disclose that the Board did not consider this factor.

Response: Registrant confirms that the reference to administrative efficiencies has been removed from both the section referencing the Adviser recommendation and the Board considerations.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc: Jacob C. Tiedt, Shareholder, Vedder Price P.C.